UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

AMERITRANS CAPITAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	814-00193 Commission File Number	52-2102424 (I.R.S. Employer Identification No.)

50 Jericho Quadrangle

Jericho, New York 11753

(Address of principal executive offices)

(212) 355-2449

(Issuer’s Telephone Number)

Date of Mailing: May 31, 2011

AMERITRANS CAPITAL CORPORATION

50 Jericho Quadrangle

Jericho, New York 11753

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SEC RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

May 31, 2011

INTRODUCTION

This Information Statement is enclosed with the proxy statement being mailed on or about May 31, 2011 (the “Proxy Statement”) to the holders of common stock, par value $0.0001 per share (“Common Stock”), and 9-3/8% cumulative participating redeemable preferred stock, par value $0.01 per share (“Preferred Stock”), of Ameritrans Capital Corporation (the “Company”), and is being filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Proxy Statement is incorporated herein by reference. Capitalized terms used but not otherwise defined in this Information Statement have the meanings ascribed to such terms in the Proxy Statement.

Under the terms of the Purchase Agreement, the Company agreed to cause the Board to be reconstituted, effective as of the date of the Initial Closing, to be comprised of six directors identified by the Purchaser (i.e., the Purchaser Identified Directors) and five continuing directors of the Company (i.e., the Company Identified Directors) by (i) accepting the resignations of four of the Company's current directors to be determined by the Company (which resignations shall be effective immediately prior to the Initial Closing), (ii) increasing the size of the Board to 11 and (iii) appointing each of the individuals identified by the Purchaser to fill the vacant seats thereby created or, if the procedures described in (i) through (iii) are not effective to reconstitute the Board to be comprised of the Purchaser Identified Directors and the Company Identified Directors immediately prior to the Initial Closing, through such other means as may be necessary in order to comply with such obligations.  See “Proposal 1—General Description of the Transactions” in the Proxy Statement.

Subject to stockholder approval of Proposals 1, 2 and 3 as described in the Proxy Statement, in connection with the Transactions, Gary Granoff, Murray Indick, Howard Sommer and Steven Etra will submit their resignations as directors of the Company, to be effective immediately prior to the Initial Closing.  To fill the vacancies created by these resignations and the effectiveness of the Amended and Restated Charter, the Purchaser Identified Directors will be appointed as directors of the Company.  The Purchaser Identified Directors are Jason Epstein, Andrew Intrater, Paul F. Lipari, Iosif Bakaleynik, Robert B. Machinist and Daniel K. Schrupp (of whom Messrs. Machinist and Schrupp will not be “interested persons” of the Company under the Investment Company Act of 1940, as amended (the “1940 Act”)).

ALTHOUGH WE ARE SEEKING YOUR PROXY TO VOTE IN FAVOR OF PROPOSALS 1, 2 AND 3 PURSUANT TO THE ENCLOSED PROXY STATEMENT, NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED UNDER THIS INFORMATION STATEMENT.

Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs otherwise than at a meeting of our stockholders.  Accordingly, the Initial Closing and the resultant change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be mailed to our stockholders of record on or about May 31, 2011.  Although the date of the Initial Closing has not yet been determined by the Company and the Purchaser, the Initial Closing will be held on a date at least 10 days following the later of (i) the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or (ii) the date of mailing of this Information Statement to our stockholders.  The appointment of the Purchaser Identified Directors as described in this Information Statement will not be effective until immediately prior to the Initial Closing (upon the effectiveness of the resignations of Gary Granoff, Murray Indick, Howard Sommer and Steven Etra).

Under the Purchase Agreement, the Initial Closing is subject to stockholder approval of Proposals 1, 2 and 3 and the satisfaction or waiver of the other conditions to the Company’s and the Purchaser’s obligations to consummate the Initial Closing under the Purchase Agreement (collectively, the “Conditions”), including, among other things, SBA approval of the indirect change of ownership and control of Elk in customary form, without adverse condition, and the obtaining of any other consents of governmental entities required for the purchase and sale of the Initial Purchased Stock or any other Transactions.  Accordingly, the resignations of certain incumbent directors of the Company, the subsequent appointment of the Purchaser Identified Directors and the change in control of the Company described in this Information Statement, under “Proposal 1—NASDAQ Stockholder Approval Requirement” and “Proposal 1—General Description of the Transaction”, are all entirely subject to the satisfaction of the Conditions and the occurrence of the Initial Closing.  If the Initial Closing does not occur and/or the Purchase Agreement is terminated for any reason, the above described resignations, appointment of the Purchaser Identified Directors and change in control of the Company will not become effective.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our directors upon completion of the Transactions.  All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

See “Voting Securities” in the Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

See “Voting Securities” in the Proxy Statement.

PROPOSED CHANGE IN CONTROL

Subject to stockholder approval of Proposals 1, 2 and 3 as described in the Proxy Statement and the other Conditions, as a result of the Transactions, a change in control of the Company will occur.  Currently, the Board consists of Michael Feinsod, Gary Granoff, Murray Indick, Howard Sommer, Peter Boockvar, Ivan Wolpert, John Laird, Steven Etra and Elliott Singer.  Prior to the Initial Closing, the largest beneficial owner of the outstanding capital stock of the Company is Michael Feinsod, our Chairman, Chief Executive Officer and President, who beneficially owns approximately 36.61% of our outstanding Common Stock and approximately 33.79% of our outstanding Common Stock and Preferred Stock combined.

In connection with the Initial Closing, as described in this Information Statement, Gary Granoff, Murray Indick, Howard Sommer and Steven Etra will submit their resignations as directors of the Company, to be effective immediately prior to the Initial Closing.  To fill the vacancies created by these resignations and the effectiveness of the Amended and Restated Charter, the Purchaser Identified Directors will be appointed as directors of the Company.  The Purchaser Identified Directors are Jason Epstein, Andrew Intrater, Paul F. Lipari, Iosif Bakaleynik, Robert B. Machinist and Daniel K. Schrupp.  Upon the consummation of the Initial Closing, the Board will be composed of Peter Boockvar, Michael Feinsod, John Laird, Elliott Singer, Ivan Wolpert, Jason Epstein, Andrew Intrater, Paul F. Lipari, Iosif Bakaleynik, Robert B. Machinist and Daniel K. Schrupp.  In addition to the reconstitution of the Board as described above, the Purchaser, an affiliate of Columbus Nova, a privately held investment management firm headquartered in New York, NY, that manages over $10 billion in assets through its direct funds and controlled entities, will own approximately 80.4% of our outstanding Common Stock (or 78.98% of our outstanding Common Stock and Preferred Stock combined) following the Initial Closing.

See “Proposal 1—The Parties”, “Proposal 1—NASDAQ Stockholder Approval Requirement”, “Proposal 1—General Description of the Transaction” and “Proposal 1—Reconstitution of the Board” in the Proxy Statement.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our anticipated directors and executive officers after the Initial Closing of the Transactions.

Directors and Executive Officers After the Initial Closing

The following table sets forth certain information concerning the directors and executive officers of Ameritrans after the Initial Closing.  Executive officers are appointed by the Board.  Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified.  Directors serve until the next annual meeting of our stockholders and until their successor is duly appointed and qualified. There are no family relationships among any directors and/or executive officers of the Company.

Name and Address* (Age)	Position(s) Held (Year First Elected or Appointed)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held

Interested Directors

Michael Feinsod (40) (1)	Chief Executive Officer (2008), President (2006), Chief Compliance Officer (2008) and Director (2005)

Chief Executive Officer (since 2008), President (since 2006), Chief Compliance Officer (since 2008) and Director (since 2005) of Ameritrans; managing member of Infinity Capital, LLC, an investment management company (since 1999)

			None	The Kingstone Companies, Inc.

Jason Epstein (36) (2)	(6)	Partner of Columbus Nova	None	CIFC Deerfield Capital Corp.

Andrew Intrater (48) (3)	(6)	Chief Executive Officer of Columbus Nova	None	Oryx Technology Corp. and CIFC Deerfield Capital Corp.

Paul F. Lipari (42) (4)	(6)	Senior managing partner of Columbus Nova	None	CIFC Deerfield Capital Corp.

Iosif Bakaleynik (57) (5)	(6)

Chairman of Renova Group and Renova Management AG (since 2008); Chief Financial Officer and member of the management board of Renova Management AG (2007 to 2008); Chief Financial Officer and a member of the management board of OJSC “SUAL-Holding” (2003 to 2007)

			None	None

Disinterested Directors

Peter Boockvar (41)	Director (2008)	Equity Strategist and salestrader at Miller Tabak + Co., LLC., an institutional trading firm	None	None

John R. Laird (68)	Director (1999)	Retired; private investor	None	None

Elliott Singer (70)	Director (2009)	Managing Director of FairView Advisors, a financial services firm	None	Neurologix Inc. and MangoSoft, Inc.

Ivan J. Wolpert (45)	Director (2005)	Principal and founder of Belle Harbour Capital, LLC, a real estate investment firm	None	None

Robert B. Machinist (57)	(6)	Chairman of the Board of Advisors of MESA, a media and entertainment merchant bank; runs a private family investment company	None	Deerfield Capital Corp.

Daniel K. Schrupp (44)	(6)	Senior Credit Officer of Lucida plc, a specialty UK insurance company (since 2008); Senior Portfolio Manager at Aozora Bank Ltd., a Japanese commercial bank (2004 to 2008)	None	None

Name and Address* (Age)	Position(s) Held (Year First Elected or Appointed)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held

Officers/Interested Persons

Richard L. Feinstein (67)	Chief Financial Officer (2010) and Senior Vice President – Finance (2010)	Chief Financial Officer and Senior Vice President – Finance of Ameritrans (since 2010); private consultant providing management and financial advice	N/A	N/A

Silvia M. Mullens (60)	Executive Vice President (2010) and Secretary (2010)	Executive officer (various positions) of Ameritrans (since 1998)	N/A	N/A

*

The address for each of Michael Feinsod, Ivan Wolpert, Richard L. Feinstein and Silvia M. Mullens is c/o Ameritrans Capital Corporation, 50 Jericho Quadrangle, Jericho, New York, 11753.  The address for each of Jason Epstein, Andrew Intrater, Paul F. Lipari, Iosif Bakaleynik, Robert B. Machinist and Daniel K. Schrupp is c/o Columbus Nova, 900 Third Avenue, 19th Floor, New York, NY 10022.  The address for Peter Boockvar is c/o Miller Tabak + Co., 331 Madison Avenue, New York, NY 10017.  The address for John R. Laird is 481 Canoe Hill Road, New Canaan, CT.  The address for Elliott Singer is 4101 Gulf Shore Boulevard North, Naples, FL 34103.

(1)	Mr. Feinsod is an officer of the Company.

(2)	Mr. Epstein is the Chief Executive Officer and a member of ACM, which will become the Company’s investment adviser upon the Initial Closing.

(3)	Mr. Intrater is a member and executive officer of ACM, which will become the Company’s investment adviser upon the Initial Closing.

(4)	Mr. Lipari is a member and executive officer of ACM, which will become the Company’s investment adviser upon the Initial Closing.

(5)	Mr. Bakaleynik is Chairman of Renova Group, an affiliated company of ACM, which will become the Company’s investment adviser upon the Initial Closing.

(6)	Messrs. Epstein, Intrater, Lipari, Bakaleynik, Machinist and Schrupp do not currently serve on the Company’s Board and will first be appointed to the Board immediately prior to the Initial Closing.

Interested Directors

See “Proposal 1—Reconstitution of the Board” in the Proxy Statement for information regarding Jason Epstein, Andrew Intrater, Paul F. Lipari and Iosif Bakaleynik.

Michael Feinsod.  Mr. Feinsod, age 40, has been a director of the Company since December 2005, President since November, 2006, Chief Compliance Officer since July 2008 and Chief Executive Officer since October 10, 2008.  Mr. Feinsod also served as the Company’s Acting Chief Financial Officer from June 30, 2010 until September 29, 2010.  Since 1999, Mr. Feinsod has been a managing member of Infinity Capital, LLC, an investment management company. Prior to founding Infinity Capital, LLC, Mr. Feinsod worked as an analyst and portfolio manager for Mark Boyar & Company, Inc.  Mr. Feinsod is a member of the board of directors of The Kingstone Companies, Inc. (NASDAQ: KINS). Mr. Feinsod is admitted to practice law in New York and was an associate in the corporate law department of Paul, Hastings, Janofsky & Walker LLP from 1996 to 1997.  Mr. Feinsod holds a BA from The George Washington University and a JD from Fordham University School of Law. As a result of these and other professional experience, Mr. Feinsod possesses particular knowledge and experience in corporate finance, accounting, and business management that strengthen the Board’s collective qualifications, skills and experience.

Disinterested Directors

See “Proposal 1—Reconstitution of the Board” in the Proxy Statement for information on Robert B. Machinist and Daniel K. Schrupp.

Peter Boockvar.  Mr. Boockvar, age 41, has been a director of Ameritrans and Elk since November 2008. He is currently the Equity Strategist at Miller Tabak + Co., LLC., an institutional trading firm, in addition to his role as a salestrader on the equity desk.  He is a CNBC contributor and is frequently quoted on Reuters, Dow Jones Newswires, Financial Times, Wall Street Journal, and The Associated Press. He joined Miller Tabak + Co., LLC in 1994 after working in the corporate bond research department at Donaldson, Lufkin and Jenrette. He is also President of OCLI, LLC and OCLI2, LLC, farmland real estate investment funds. Mr. Boockvar graduated Magna Cum Laude with a BBA in Finance from The George Washington University. He also received an MBA from Baruch College as part of a JD/MBA program at Brooklyn Law School where he completed one year of law school. As a result of these and other professional experience, Mr. Boockvar possesses particular knowledge and experience in corporate finance, accounting, and business management that strengthen the Board’s collective qualifications, skills and experience.

John R. Laird.  Mr. Laird, age 68, has been a director of Ameritrans and Elk since January 1999. Mr. Laird has been a private investor since 1994, when he retired from Shearson Lehman Brothers Inc. (“Shearson”). Mr. Laird served as President and Chief Executive Officer of the Shearson Lehman Brothers Division of Shearson and as a member of the Shearson Executive Committee from 1992 to 1994. Mr. Laird was also Chairman and Chief Executive Officer of The Boston Company, a subsidiary of Shearson, from 1990 until its sale by Shearson in 1993. From 1977 to 1989 Mr. Laird was employed by American Express in various capacities including Senior Vice President and Treasurer.  Mr. Laird received a BS in finance and an MBA from Syracuse University and attended the Advanced Management Program at Harvard Business School. As a result of these and other professional experience, Mr. Laird possesses particular knowledge and experience in corporate finance, accounting, and business management that strengthen the Board’s collective qualifications, skills and experience.

Elliott Singer.  Mr. Singer, age 70, has been a director of Ameritrans and Elk since December 2009.  Mr. Singer is a Managing Director of FairView Advisors, a financial services firm that he founded in September 2001.  Mr. Singer founded and served as the Chief Executive Officer of A+ Network (formerly A+ Communications), which was acquired by Metrocall in 1996.  Mr. Singer is a member of the Board of Directors of Neurologix (NASDAQ: NRGX), MangoSoft (MGOF), and numerous privately held companies.  Mr. Singer holds a B.A. from Tulane University and an MBA from the Leonard R. Stern School of Business at NYU.

Ivan J. Wolpert.  Mr. Wolpert, age 45, has been a director of Ameritrans and Elk since December 2005.  Mr. Wolpert is a principal and founder of Belle Harbour Capital, LLC, a real estate investment firm. He has substantial experience in the real estate industry and currently owns both residential units and commercial property.  After graduating from law school, he practiced real estate law and completed his legal career as Of Counsel at Paul, Hastings, Janofsky & Walker LLP.  Mr. Wolpert holds a JD from St. John’s University and a BA from Tufts University. As a result of these and other professional experience, Mr. Wolpert possesses particular knowledge and experience in corporate finance, accounting, and business management that strengthen the Board’s collective qualifications, skills and experience.

Executive Officers and Interested Persons

Richard L. Feinstein.  Mr. Feinstein, age 67, has been the Chief Financial Officer of Ameritrans and Elk since September 2010 and the Senior Vice President – Finance of Ameritrans since September 3, 2010. Mr. Feinstein, a retired partner of KPMG LLP, is currently a private consultant providing management and financial advice to clients in a variety of industries. From April 2004 to December 2004, Mr. Feinstein, as a consultant, served as Chief Financial Officer for Image Technology Laboratories, Inc, a developer and provider of radiological imaging, archiving and communications systems. From December 1997 to October 2002, Mr. Feinstein was a Senior Vice-President and Chief Financial Officer for The Major Automotive Companies, Inc. (Pink Sheets: MJRC.PK), formerly a diversified holding company, but now engaged solely in retail automotive dealership operations. Mr. Feinstein has served on boards of both publicly-held and not-for-profit enterprises. Currently, Mr. Feinstein is a board member and chair of the audit committee of MKTG, Inc. (OTCBB: CMKG) and is on the board and chief financial officer of the not-for-profit USA Fitness Corps. Previously, Mr. Feinstein was a board member and chair of the audit committee of EDGAR Online, Inc., (NASDAQ: EDGR), a board member and chair of the finance committee of the New York Road Runners and a member of the executive committee of the Association for a Better New York. Mr. Feinstein, a certified public accountant, received a B.B.A. degree from Pace University.

Silvia Maria Mullens.  Ms. Mullens, age 60, currently is an Executive Vice President and the Secretary of Ameritrans and Elk.  Ms. Mullens has been a Vice President of Ameritrans since its inception, a Vice President of Elk since 1996, and the Loan Administrator of Elk since February 1994. Ms. Mullens was named Executive Vice President of Ameritrans and Elk effective July 1, 2010. Prior to joining the Company she was the Legal Coordinator for Castle Oil Corporation from September 1991 through June 1993 and from June 1993 through January 1994, a legal assistant specializing in foreclosures in the law firm of Greenberg & Posner. Ms. Mullens received a BA cum laude from Fordham University and an MBA from The Leonard Stern School of Business Administration of New York University.

Resigning Directors

Gary C. Granoff, age 62, was Chairman of the Board of Ameritrans from its formation until November 10, 2010. Mr. Granoff has been a Managing Director of Ameritrans since October, 2008.  Prior to his appointment as Managing Director, Mr. Granoff served as our Chief Executive Officer until he stepped down from such position in October, 2008.  Mr. Granoff also served as our Chief Financial Officer of the Company from 2000 until the expiration of his term in such office on June 30, 2010 and as the President of Elk from 1980 until July 2010.  Mr. Granoff has been a practicing attorney for the past thirty-seven years and is presently an officer and shareholder in the law firm of Granoff, Walker Forlenza, P.C. Mr. Granoff is a member of the bar of the State of New York and the State of Florida.  Mr. Granoff holds a BBA in Accounting and a JD from The George Washington University.

Steven Etra, age 61, has been a director of Ameritrans and Elk since 1999, and was a Vice President of Elk from January 1999 to May 2007.  Mr. Etra has been Sales Manager since 1975 of Manufacturers Corrugated Box Company, a company owned by Mr. Etra’s family for more than seventy-five years.  Mr. Etra has also been a director of Titanium Holdings Group, Inc., formerly known as Enviro- Clean of America, Inc. since March 1999.  Mr. Etra has extensive business experience in investing in emerging companies.

Howard F. Sommer, age 70, has been a director of the Company since January 1999.  Mr. Sommer is currently Chief Administrative Officer and Chief Financial Officer and Vice President of Circa Inc., a nationally-based buyer of pre-owned jewelry.  Mr. Sommer was President and Chief Executive Officer of New York Community Investment Company L.L.C., an equity investment fund providing long-term capital to small businesses throughout the State of New York, from 1995 to 2005.  Mr. Sommer was President of Fundex Capital Corporation from 1978 to 1995, President of U.S. Capital Corporation from 1973 to 1995, worked in management consulting from 1971 to 1973 and held various positions at IBM and Xerox Corporations from 1962 to 1971.  Mr. Sommer was also a member of the board for the National Association of Small Business Investment Companies, serving on its executive committee from 1989 to 1993 and as Chairman of the Board in 1994.  He received a BS from City College of New York and attended the Graduate School of Business at New York University.

Murray A. Indick, age 51, has been a director of Ameritrans and Elk since May 2006.  Mr. Indick is a co-founder of Prides Capital Partners, LLC, an investment firm specializing in strategic block, activist investing in the small- and micro-cap arena.  Prior to joining Prides Capital Partners, LLC, Mr. Indick was partner/general counsel at Blum Capital, which he joined in 1997. Prior to joining Blum Capital, Mr. Indick was a partner in the Washington, D.C., office of Dechert Price & Rhoads.  Mr. Indick practiced law for 10 years with Wilmer, Cutler & Pickering in Washington, D.C.  Mr. Indick is a member of the board of directors of Tigrent, Inc. (NASDAQ: TIGE) and, previously, a director of QC Holdings, Inc. Mr. Indick holds a BA from the University of Pennsylvania and a JD from the Georgetown University Law Center.  Mr. Indick is a member of the board of directors of Whitney Information Network, Inc.

Arrangements for Appointment of Directors and Officers

The Purchaser Identified Directors (i.e., Andrew Intrater, Jason Epstein, Paul Lipari, Iosif Bakaleynik, Robert Machinist and Daniel Schrupp) are designated under the Purchase Agreement to be appointed as directors of the Company as of immediately prior to the Initial Closing, to fill the vacancies created by the resignations of four current directors to be designated by the Company, effective immediately prior to the Initial Closing, and the increase in the size of the Board to 11 directors pursuant to the Amended and Restated Charter.  See “Proposal 1—Reconstitution of the Board”, “Proposal 1—General Description of the Transaction” and “Proposal 1—Summary of the Stockholders Agreement” in the Proxy Statement.

Other than as described above with respect to the Purchaser Identified Directors, there is no arrangement or understanding between any director or officer and any other person pursuant to which such person was or will be selected as a director or officer.  Directors serve until the next annual general meeting or until a successor is appointed.

Family Relationships

There are no family relationships among any directors and executive officers of the Company.  There is no family relationship among any current directors and executive officers, or among any of the anticipated directors and executive officers of the Company upon the Initial Closing.

Security Ownership of Directors

Dollar Range of Equity Securities

The following table sets forth the dollar range of equity securities beneficially owned by the directors of the Company upon the Initial Closing, based on the closing price of $1.25 for our Common Stock and $10.90 for our Preferred Stock on May 26, 2011.  No director beneficially owns any equity securities of any other entity in the “family of investment companies” (as defined in Item 22(a)(iv)).

Director	Dollar Range of Equity Securities In the Company
Interested Directors
Michael Feinsod	Over $100,000
Jason Epstein	None
Andrew Intrater	None
Paul F. Lipari	None
Iosif Bakaleynik	None
Disinterested Directors
Peter Boockvar	$10,000 – $50,000
John R. Laird	$1 – $10,000
Elliott Singer	$10,000 – $50,000
Ivan J. Wolpert	$10,000 – $50,000
Robert B. Machinist	None
Daniel K. Schrupp	None

Certain Security Ownership of Disinterested Directors

The following table sets forth securities beneficially owned by each disinterested director and his spouse, child residing in his household or dependent in the Adviser or a person directly or indirectly controlling, controlled by, or under common control with the Adviser:

Director	Name of Owner and Relationship to Director	Company	Title of Class	Value of Securities	Percent of Class
Peter Boockvar	N/A	N/A	N/A	N/A	N/A
John R. Laird	N/A	N/A	N/A	N/A	N/A
Elliott Singer	N/A	N/A	N/A	N/A	N/A
Ivan J. Wolpert	N/A	N/A	N/A	N/A	N/A
Robert B. Machinist	N/A	N/A	N/A	N/A	N/A
Daniel K. Schrupp	N/A	N/A	N/A	N/A	N/A

Certain Relationships and Related Transactions

Transactions

The Company has procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to the Company.  As a business development company (“BDC”), the Company is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without the prior approval of the Independent Directors and, in some cases, the SEC. The affiliates with which the Company may be prohibited from transacting include its officers, directors and employees and any person controlling or under common control with the Company.

In the ordinary course of business, Ameritrans Capital may enter into transactions with portfolio companies that may be considered related party transactions. We have implemented certain procedures, both written and unwritten, to ensure that we do not engage in any prohibited transactions with any persons affiliated with us. If such affiliations are found to exist, we seek Board and/or committee review and approval or exemptive relief for such transactions, as appropriate.

In addition, the Company adopted and maintains a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Company, so long as such investments are made in accordance with the code’s requirements and applicable law. A copy of the code of ethics is available on the Corporate Governance section of the Company’s website at www.ameritranscapital.com.

The Company historically paid legal fees, on a fixed or hourly basis, for loan closing services relating to loans other than New York taxi and radio car loan closings to Granoff, Walker & Forlenza, P.C. (“GWF”) the shareholders and employees of which are officers and directors of the Company.  The Company paid GWF approximately $13,000 and $30,000 in fees during the fiscal years ended June 30, 2010 and 2009, respectively.  The Company historically charges its borrowers loan origination fees to generate income to offset the legal fees paid by the Company for loan closing services.  Each of Gary Granoff, a director of Ameritrans and Elk, Ellen M. Walker, a former Executive Vice President of Ameritrans and former Vice President of Elk, and Lee A. Forlenza, a former Senior Vice President of Ameritrans and Elk, is of counsel to and shareholder of GWF.  The Company no longer intends to utilize the services of GWF.

On July 1, 2001 the Company entered into a sublease agreement with GWF for the sublease of the Company’s former office space at 747 Third Avenue, New York, New York (the “Former Office Space”).  This sublease, as amended, was scheduled to expire in April 2014.   On May 24, 2010, the Company entered into a Settlement Agreement and General Release with GWF (the “Settlement Agreement”), among other things, to terminate the Company’s lease of the Former Office Space.  Pursuant to the Settlement Agreement, the Company paid approximately $260,000 in respect of termination fees and related payments on May 26, 2010 and made payments under the lease through the month of June 2010.  In accordance with the Settlement Agreement, the Company vacated the Former Office Space on June 30, 2010. Pursuant to the Settlement Agreement, the Company released GWF, Ellen M. Walker and Lee A. Forlenza from liabilities arising out of the Company's Sublease and the Former Office Space.  GWF also released the Company from liabilities arising out of the Sublease and the Former Office Space.  The Settlement Agreement was negotiated on behalf of the Company and recommended to the Board of Directors of the Company by a committee of independent directors and was approved by the full Board of Directors, excluding Mr. Granoff.

Rent expense for the Former Office Space amounted to $154,722 and $166,429 for the years ended June 30, 2010 and 2009, respectively.  In addition, the Company was obligated to pay for its share of overhead expense pursuant to the sublease.  For fiscal years 2010 and 2009 the overhead cost payments were $3,500 per month. Overhead costs and reimbursed office and salary expenses amounted to $53,597 and $64,286 for the years ended June 30, 2010 and 2009, respectively.

During the year ended June 30, 2010, we also raised additional capital by issuing promissory notes in two private offerings. On December 22, 2009, we issued $2,025,000 aggregate principal amount of our 8.75% notes due December 2011 (the “December Notes”), and on March 26, 2010, we issued $975,000 aggregate principal amount of our 8.75% notes due March 2012 (the “March Notes” and together with the December Notes, the “Notes”). Until they were amended in January 2011, as described below, the Notes bore interest at the rate of 8.75% per annum, payable quarterly, and, matured in December 2011 (in the case of the December Notes) and March 2012 (in the case of the March Notes).  Prior to their amendment, the December Notes and March Notes provided that they could be extended until December 2012 and March 2013, respectively, at a rate of 5.5%, plus the then current Prime Rate. The Notes are redeemable by the Company at any time upon not less than thirty days' prior written notice to the holder. Our obligations under the Notes are not secured, but the Notes prohibit us from granting a security interest in any of our assets to secure the repayment of indebtedness for borrowed funds without the consent of the holders of the Notes. Steven Etra, a member of the Company's Board of Directors, and certain entities affiliated with Mr. Etra, acquired a portion of the Notes in the offerings aggregating $2,035,000.

On January 19, 2011, in order to facilitate certain covenants under a  Senior Secured Note issued by the Company to Ameritrans Holdings LLC, the Company entered into an Amendment to Promissory Note (the “Note Amendments”) with each holder of the Notes, including Steven Etra, a member of the Board, and certain entities affiliated with Mr. Etra.  Pursuant to the Note Amendments, the interest rate on the Notes was increased from 8.75% to 12% and the maturity dates were extended until May 2012.  The holders of the Notes also waived certain covenants contained in the Notes related to additional borrowings by the Company.  In connection with the Note Amendments, the Company paid a fee equal to 1% of the outstanding principal, or an aggregate of $30,000, to the holders of the Notes.

Review, Approval or Ratification of Transactions with Related Persons

The Company has procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to the Company.  As a business development company, the Company is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without the prior approval of the Independent Directors and, in some cases, the SEC.  The affiliates with which the Company may be prohibited from transacting include its officers, directors and employees and any person controlling or under common control with the Company.

In the ordinary course of business, the Company may enter into transactions with portfolio companies that may be considered related party transactions.  We have implemented certain procedures, both written and unwritten, to ensure that we do not engage in any prohibited transactions with any persons affiliated with us. If such affiliations are found to exist, we seek Board and/or committee review and approval or exemptive relief for such transactions, as appropriate.

In addition, the Company adopted and maintains a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Company, so long as such investments are made in accordance with the code’s requirements and applicable law. A copy of the code of ethics is available on the Corporate Governance section of the Company’s website at www.ameritranscapital.com.

Legal Proceedings

There are no  material pending legal proceedings to which we or our subsidiaries is a party or to which any of our property is subject and there are no such proceedings known by us to be contemplated by governmental authorities.  There are no material legal proceedings to which any of our current directors or executive officers, or any associate of any of our current directors and executive officers, is a party adverse to the Company or has a material interest adverse to the Company or any of our subsidiaries.  There are no material legal proceedings to which any of the Purchaser Identified Directors, or any associate of any of the Purchaser Identified Directors, is a party adverse to the Company or has a material interest adverse to the Company or any of our subsidiaries. During the past ten years, neither any of the Company’s current directors nor any of the Purchaser Identified Directors has been involved in any legal proceeding that would require disclosure under Item 401(f) of Regulations S-K promulgated by the Securities and Exchange Commission.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 (the “1934 Act”) requires the Company’s officers and directors, and persons who own more than ten percent (10%) of the Company’s Common Stock (“Reporting Persons”), to file initial reports of beneficial ownership and changes in beneficial ownership with SEC and to furnish the Company with copies of all reports filed.

Based solely on a review of the forms furnished to the Company, or written representations from certain reporting persons, the Company believes that as of June 30, 2010, all changes in beneficial ownership have been disclosed to the SEC as required by Section 16(a) of the 1934 Act, or have been previously reported in the Company’s filings with the SEC, except that: (i) Elliott Singer, a member of our Board of Directors, failed to timely file one report required under Section 16(a) of the 1934 Act on a timely basis, which report was filed on August 18, 2010, to reflect Mr. Singer’s appointment as a director of the Company, (ii) Michael Feinsod, the Company’s Chief Executive Officer and a member of the Company’s Board of Directors, failed to timely file a report with respect to two transactions required to be reported under Section 16(a) of the 1934 Act, which transactions were reflected in the Form 4 filed by Mr. Feinsod on November 30, 2009; and (iii) Lee Forlenza, one of the Company’s former executive officers, failed to timely file a report with respect to one transaction required to be reported under Section 16(a) of the 1934 Act, which transaction was reflected in the Form 4 filed by Mr. Forlenza on August 20, 2009.

Corporate Governance

Director Independence

The NASDAQ Marketplace Rules require that a majority of our directors be “independent directors” as such term is defined in NASDAQ Marketplace Rule 5605(a)(2). For a director to be considered independent, the Board must determine that the director (and in some cases, members of a director’s immediate family) does not have, or in the past three years has not had, certain direct or indirect material relationships with us, our external auditors or other persons doing business with us or Ameritrans Capital Management LLC (the “Adviser”) (who will be our investment adviser upon the Initial Closing).

The Board has determined that six of our anticipated eleven directors as of the Initial Closing have no material direct or indirect relationship with us or the Adviser and qualify as independent directors pursuant to the corporate governance standards of NASDAQ as well as an evaluation of factors specific to each director. The independent directors as of the Initial Closing will be Peter Boockvar, Ivan Wolpert, John Laird, Elliott Singer, Robert B. Machinist and Daniel K. Schrupp.

In the course of the determination by the Board and the Governance, Compensation and Nominating Committee regarding the independence of each non-employee director, the Board and such committee considered the beneficial ownership of such director or his affiliates in the Company as well as any transactions or arrangements that each director has with us or the Adviser.

Board Meetings

The Board held nine formal meetings during the 2010 fiscal year. Eight meetings were attended by all directors; one director missed one meeting.

Board Leadership

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant. Consistent with this understanding, the independent directors consider the Board’s leadership structure on a regular basis. This consideration includes the advantages and disadvantages of alternative leadership structures in light of our operating and governance environment at the time, with the goal of achieving the optimal model for effective oversight of management by the Board.

The chairman of the Board presides at all meetings of the Board. The chairman is appointed on an annual basis by at least a majority vote of the remaining directors.

Currently, the offices of chairman of the board and chief executive officer are not separated. We have no fixed policy with respect to the separation of the offices of the chairman of the board and chief executive officer. The Board has determined that having the Company's Chief Executive Officer serve as Chairman is in the best interest of the Company's shareholders at this time. This structure makes the best use of the Chief Executive Officer's extensive knowledge of the Company and its industry, as well as fostering greater communication between the Company's management and the Board.  The Company does not currently have a separate individual serving as a lead independent director.

The Board is actively involved in risk oversight for the Company. Although the Board as a whole has retained oversight over the Company’s risk assessment and risk management efforts, much of the Board’s oversight efforts are conducted through the various committees of the Board. Each committee then regularly reports back to the full Board on the conduct of the committee’s functions. The Board, as well as the individual Board committees, also regularly hear directly from key officers and employees of the Company involved in risk assessment and risk management.

In particular, the Audit Committee assists the Board in risk oversight for the Company by reviewing and discussing with management, internal auditors and the independent auditors the Company’s significant financial and other exposures, and guidelines and policies relating to enterprise risk assessment and risk management, including the Company’s procedures for monitoring and controlling such risks. In addition to exercising oversight over key financial and business risks, the Audit Committee oversees, on behalf of the Board, financial reporting, tax, and accounting matters, as well as the Company’s internal controls over financial reporting. The Audit Committee also plays a key role in oversight of the Company’ compliance with legal and regulatory requirements.

The full Board regularly reviews the efforts of each of its committees and discusses, at the level of the full Board, the key strategic, financial, business, legal and other risks facing the Company, as well as the Company’s efforts to manage those risks.

Committees of the Board and Nominations for the Board of Directors

The Company has a standing Audit Committee and a standing Governance, Compensation and Nominating Committee.

Audit Committee

Ameritrans has a standing Audit Committee, which is presently comprised of John R. Laird, Howard Sommer and Peter Boockvar.  Howard Sommer will resign as a director immediately prior to the Initial Closing and will cease to serve as a member of the Audit Committee upon such resignation.  The function of the Audit Committee is to review the Company’s internal accounting control procedures, review the Company’s consolidated financial statements, and review with the independent public accountants the results of their audit.   Each current member of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act and Rules 5605(a)(2)  and 5605(c) of the NASDAQ listing standards and is financially literate.  In addition, the Board has determined that John R. Laird, Chairman of the Audit Committee, qualifies as an “audit committee financial expert”, as such term is defined in Item 407 of Regulation S-K.  The Audit Committee held seven meetings during 2010 fiscal year.  Six meetings were attended by all committee members; one committee member missed one meeting.

The Audit Committee has adopted a formal written charter, the adequacy of which they will review and assess on an annual basis.  The Audit Committee Charter is, and any changes or updates thereto will be, posted on the Company’s internet website at http://www.ameritranscapital.com.

Governance, Compensation and Nominating Committee

Effective February 3, 2010, the Compensation Committee was reconstituted as the Governance, Compensation and Nominating Committee of the Board.  Until such date, the Compensation Committee reviewed the Company’s employment and compensation agreements with its employees.   The Governance, Compensation and Nominating Committee is comprised of Ivan Wolpert, Peter Boockvar and John Laird, with Mr. Wolpert serving as the chairman of such committee.  The Governance, Compensation and Nominating Committee, among other things:

•

Recommends for approval by the Board, corporate governance policies and guidelines applicable to Ameritrans;

•

Evaluates and recommends for nomination, directors for Ameritrans and otherwise assists the Board in searching for and screening candidates for nomination and establishes criteria for board membership;

•

At the request of the Board, reviews and considers potential directors and recommends nominees for election as directors, including director candidates nominated by shareholders in accordance with the provisions of the Company’s Bylaws;

•

Evaluates the performance of individual Board members and periodically reviews and discusses with the Board whether individual independent directors continue to satisfy applicable independence standards;

•

Evaluates, approves and sets  executive officer compensation and benefit plans, as well as general compensation policies and programs of the Company and makes recommendations to the Board with respect to director and committee member compensation and benefit plans; and

•

Oversees the administration of incentive plans in accordance with their terms.

The Governance, Compensation and Nominating Committee met six times during the 2010 fiscal year, including five meetings of the Compensation Committee prior to its reconstitution as the Governance, Compensation, and Nominating Committee.  All members of the Committee attended all meetings.

The Governance, Compensation and Nominating Committee has adopted a formal, written charter that complies with SEC rules and regulations and NASDAQ listing standards.   A copy of the Governance, Compensation and Nominating Committee charter is available on our website at www.ameritranscapital.com.

The Governance, Compensation and Nominating Committee considers individuals for nomination as directors who were recommended to the committee by various persons.  The Governance, Compensation and Nominating Committee then considers who, among the nominees, would bring the most benefit to Ameritrans.   A nominee would only be recommended to the Board upon receipt of at least a majority vote by the Governance, Compensation and Nominating Committee members.

The Governance, Compensation and Nominating Committee will consider qualified director candidates recommended by shareholders in compliance with our procedures and subject to applicable inquiries.  The Governance, Compensation and Nominating Committee’s evaluation of candidates recommended by stockholders does not differ materially from its evaluation of candidates recommended from other sources.  Our bylaws currently provide that nominations for the election of directors may be made by any stockholder if written notice of such nomination is mailed to the Secretary of the Company not less than 14 days nor more than 50 days prior to the stockholders’ meeting called for election of directors, provided that if less than 21 days’ notice of the meeting is given to stockholders, such written notice must be delivered not later than the seventh day following the day on which notice of the meeting is mailed to stockholders.   Each such notice must specify the (i) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee and (iii) the number of shares of stock of the corporation which are beneficially owned by each such nominee.

The Governance, Compensation and Nominating Committee has not adopted a formal diversity policy in connection with the consideration of director nominations or the selection of nominees.  However, the Governance, Compensation and Nominating Committee seeks to nominate directors with a variety of complementary skills and backgrounds so that, as a group, the Board will possess the talent, skills, experience and expertise necessary to oversee the Company’s business.  The Governance, Compensation and Nominating Committee considers diversity in our people critical to the Company’s success.

Each of the Purchaser Identified Directors was designated by the Purchaser, an affiliate of ACM, for appointment to the Board of Directors upon the Initial Closing.

Code of Ethics

All directors, officers and employees of the Company must act ethically and in accordance with the Company’s Code of Ethics (the “Code of Ethics”). The Code of Ethics is established and maintained in accordance with Rule 17j-1 under the Investment Company Act of 1940 and is available on the Company’s website at www.ameritranscapital.com.  The Code of Ethics is also available in print to anyone who requests it by writing to the Company at the following address:  Ameritrans Capital Corporation, 50 Jericho Quadrangle, Jericho, New York 11753.

Stockholder Communications with the Board

Any stockholder or other interested party who desires to communicate with members of the Board may do so by writing to: Board of Directors, c/o Michael Feinsod, Director, Ameritrans Capital Corporation, 50 Jericho Quadrangle, Jericho, New York 11753. Communications may be addressed to an individual director, a Board committee and/or the disinterested directors or the full Board.  Communications will then be distributed to the appropriate directors unless the Chairman determines that the information submitted constitutes “spam,” pornographic material and/or communications offering to buy or sell products or services.

Changes in Control

Renova Stock Issuance

For additional information regarding the change of control contemplated by the Purchase Agreement and the Transactions, see “Proposed Change in Control” above.

Sale of Stock Among Directors

On January 24, 2011, Infinity Capital Partners, L.P., a Delaware limited partnership (“Infinity Partners”), purchased 848,500 shares of Common Stock and 213,675 Common Stock purchase warrants (the “Warrants”) from Prides Capital I, L.P. (“Prides”) for an aggregate purchase price of $1,026,685 in a private transaction pursuant to a Purchase Agreement, dated December 1, 2010 (the “Infinity Purchase Agreement”), among the parties.  According to Section 16 ownership reports, at the time of the purchase, Prides was the largest shareholder of the Company and had a designee on the Company's Board.  Michael Feinsod, the Chief Executive Officer, President, Chief Compliance Officer and Chairman of Ameritrans, is the Managing Member of Infinity Capital, LLC (“Infinity Capital”) and Infinity Management, LLC (“Infinity Management”), the General Partner and Investment Manager, respectively, of Infinity Partners.  Prior to entering into the Infinity Purchase Agreement, Mr. Feinsod beneficially owned approximately 12.98% of the Company’s outstanding Common Stock.

As a result of the purchase under the Infinity Purchase Agreement, as of December 2, 2010, based on an amendment to Schedule 13D filed with the SEC on such date by Mr. Feinsod and entities controlled by Mr. Feinsod, Mr. Feinsod and such entities collectively beneficially owned an aggregate 1,532,360 shares of Common Stock (including shares of Common Stock that Mr. Feinsod and such entities had a right to acquire within 60 days from such date, pursuant to the exercise of options, warrants or other convertible securities) constituting, in the aggregate, approximately 40.2% of the outstanding Common Stock.  All of the Warrants were allowed to expire (without exercise) as of their respective expiration dates and, as of the expiration of the last of the Warrants on February 27, 2011, Mr. Feinsod and entities controlled by Mr. Feinsod beneficially owned 1,316,205 shares of Common Stock (including shares of Common Stock that Mr. Feinsod and such entities had a right to acquire within 60 days from such date, pursuant to the exercise of options, warrants or other convertible securities) constituting approximately 36.6% of the outstanding Common Stock.  The source of funds used by Infinity Partners to purchase the securities under the Infinity Purchase Agreement was working capital.

EXECUTIVE COMPENSATION

Executive Compensation Discussion and Analysis

Role of the Governance, Compensation and Nominating Committee

Each executive officer is employed pursuant to an employment agreement, each of which is described herein.  The Governance, Compensation and Nominating Committee of the Board established and regularly reviewed our compensation philosophy and programs, and exercised authority with respect to the determination and payment of base and other compensation to our executive officers.  Prior to  February 3, 2010, such functions were performed by the Compensation Committee.   References in this discussion to functions performed by the Governance, Compensation and Nominating Committee shall be read to refer to the Compensation Committee to the extent such functions were performed prior to the establishment of the Governance, Compensation and Nominating Committee.  Although salaries paid to our executive officers are governed by the terms of employment agreements with our executive officers, bonuses, if any, payable to our executive officers are recommended by the Governance, Compensation and Nominating Committee after discussing the Company’s performance and executive officers’ contributions to the Company with the Company’s Chief Executive Officer.

Although the Governance, Compensation and Nominating Committee is authorized to engage compensation consultants to assist in the evaluation of executive officer and director compensation, neither the Committee nor management engaged any compensation consultants during the year ended June 30, 2010.

Overview of compensation structure

Our compensation structure for named executive officers has historically consisted of two basic components - a salary (with bonus) and equity compensation. Our equity compensation plans expired as of May 21, 2009.  Each of these components is reflected in the Summary Compensation Table set forth below.

Compensation program objectives and what our compensation program seeks to reward

Our executive compensation program is designed to attract and retain our officers and to motivate them to increase shareholder value on both an annual and longer term basis primarily by positioning our business for growth and, in the future, for increasing levels of revenue and net income. To that end, compensation packages historically included significant incentive forms of stock-based compensation to ensure that an executive officer’s interest was aligned with the interests of our shareholders.  However, our ability to grant equity-based incentive compensation is extremely limited by the 1940 Act, and so long as we continue to engage an investment advisor, the 1940 Act may prohibit the Company from providing equity-based compensation.

Why each element of compensation is paid and how the amount of each element is determined

The following is a brief discussion of each element of our executive officer compensation. The Governance, Compensation and Nominating Committee intends to cause Ameritrans to pay each of these elements to ensure that a desirable overall mix is established between base compensation and incentive compensation, cash and non-cash compensation and annual and long-term compensation. The Governance, Compensation and Nominating Committee also intends to evaluate on a periodic basis the overall competitiveness of our executive compensation packages as compared to packages offered in the marketplace for which we compete with executive talent. Overall, our Governance, Compensation and Nominating Committee believes that our executive compensation packages are currently appropriately balanced and structured to retain and motivate our executive officers.

Salaries.  The cash salaries paid to the two highest paid executive officers (Messrs. Feinsod and Granoff) have been incorporated into the terms of employment agreements.  A copy of our employment agreement with Mr. Granoff was filed as an exhibit to the Form 8-K of Ameritrans filed with the SEC on October 10, 2008 and an amendment thereto was filed as an exhibit to the Form 8-K of Ameritrans filed with the SEC on November 16, 2009.  A copy of Mr. Feinsod’s employment agreement with the Company was filed as an exhibit to the Form 8-K of Ameritrans filed with the SEC on June 4, 2010.

Cash Incentive Compensation.  Cash incentive or bonus compensation is guaranteed pursuant to their employment agreements with any additional amounts given at the discretion of the Board at the recommendation of the Governance, Compensation and Nominating Committee (or, before such committee’s establishment, the Compensation Committee).

Equity Compensation.  Equity compensation awards were granted in the past pursuant to written agreements.  However, our equity compensation plans expired as of May 21, 2009 and our ability to grant equity-based incentive compensation is extremely limited by the 1940 Act, and so long as we continue to engage an investment advisor, the 1940 Act may prohibit the Company from providing equity-based compensation.  All stock option grants are fully described herein.

How each compensation element fits into the overall compensation objectives and affects decisions regarding other elements

In establishing compensation packages for executive officers, numerous factors are considered, including the particular executive’s experience, expertise and performance, the Company’s overall performance and compensation packages available in the marketplace for similar positions. In arriving at amounts for each component of compensation, our Governance, Compensation and Nominating Committee strives to strike an appropriate balance between base compensation and incentive compensation. To the extent permissible by applicable regulations, the Governance, Compensation and Nominating Committee also endeavors to properly allocate between cash and non-cash compensation and between annual and long-term compensation. When considering the marketplace, particular emphasis is placed upon compensation packages available at a comparable group of peer companies.

Compensation Committee Interlocks and Insider Participation

No member of the Company's Governance, Compensation and Nominating Committee was engaged in a related party transaction with, or was an officer or employee of, the Company or its subsidiaries during the fiscal year ended June 30, 2010. Steven Etra, who served on the Governance, Compensation and Nominating Committee during such fiscal year, was formerly a Vice President of the Company from its inception until May 2007.  There are no interlocking relationships involving the Company's Compensation Committee and the board of directors or members of a compensation committee of any other company that would require disclosure under the executive compensation rules of the SEC

Governance, Compensation and Nominating Committee Report

A report of the Governance, Compensation and Nominating Committee has been furnished to the SEC during the current fiscal year in an Amendment to the Company’s Annual Report on Form 10-K/A, filed with the SEC on October 28, 2010.

Summary Compensation Table

The following table sets forth all remuneration for services rendered to the Company by each of our executive officers during the fiscal years ended June 30, 2010, 2009 and 2008.  No non-employee director received compensation in excess of $120,000 during that period.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	(A) All Other Compensation ($)	Total ($)
Michael Feinsod(1) Chief Executive Officer, Chief Compliance Officer and President	2010	375,184	6,250	-	-	-	-	40,090	421,524
	2009	368,425	15,000	-	-	-	-	66,413	449,838
	2008	347,610	15,000	-	32,770	-		32,500	427,880
Gary C. Granoff (1)(2) Chairman, Managing Director, and Director	2010	425,000	-	-	-	-	-	59,404	484,404
	2009	674,425	-	-	-	-	-	89,385	763,810
	2008	361,800	15,000	-	-	-	-	87,318	464,118
Ellen M. Walker Executive Vice President(3)	2010	162,675	-	-	-	-	-	6,100	168,775
	2009	154,928	-	-	-	-	-	23,239	178,167
	2008	147,551	-	-	-	-	-	22,133	169,684
Silvia Mullens Executive Vice President and Secretary	2010	135,342	35,000	-	-	-	-	5,351	175,693
	2009	134,062	27,500	-	-	-	-	24,234	185,796
	2008	125,018	25,000	-	4,915	-	-	23,103	178,036
Margaret Chance Vice President(4)	2010	107,830	20,000	-	-	-	-	4,339	132,169
	2009	108,765	22,500	-	-	-	-	19,690	150,955
	2008	99,605	20,000	-	3,277	-	-	18,540	141,422

(A)  Amounts received under Simplified Employee Pension Plan, and reimbursement for expenses described in applicable employment agreements.

1   Mr. Feinsod became Chief Executive Officer of the Company effective October 10, 2008 pursuant to an amended and restated employment agreement as of such date.  In addition, Mr. Granoff, formerly Chief Executive Officer of the Company, assumed the title Managing Director pursuant to the terms of an amended and restated employment agreement dated October 10, 2008.  On November 10, 2010, Mr. Feinsod was elected to serve as Chairman of the Board.  Mr. Feinsod replaced Mr. Granoff who resigned as Chairman concurrently with Mr. Feinsod’s appointment.

2   Pursuant to a revised employment agreement, Mr. Granoff received a one-time payment in December 2008 of $251,150.

3   As of March 31, 2011, Ms. Walker is no longer an employee of the Company.

4   As of  April 8, 2011, Ms. Chance is no longer an employee of the Company.

Compensation of Directors

The following table sets forth certain information regarding compensation paid to directors that were not named executive officers during the last completed fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Award ($)	Option Award ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earning ($)	All Other Compensation ($)	Total ($)

Murray A. Indick	20,000					3,998	23,998
John R. Laird	35,500					2,004	37,504
Howard F. Sommer	27,000						27,000
Steven Etra	28,750						28,750
Ivan Wolpert	29,750						29,750
Peter Boockvar	26,500						26,500
Elliott Singer	17,000						17,000

During fiscal year 2009, Ameritrans and Elk had a policy of paying their directors who were not employees fees for each meeting attended.  Since September 24, 2004, non-employee directors had been paid a fee of $1,000 for each meeting attended.   From the Company’s inception until January 2010, non-employee directors were paid annual fees of $2,000 per year in addition to the fees paid for each meeting attended.  As of September 24, 2004, Ameritrans began paying the Audit Committee a fee for each committee meeting attended. Regular members of the Audit Committee were paid $1,000 for each meeting, and the head of the Audit Committee received $1,250 for each meeting.

In February 2010, the Compensation Committee recommended, and the full Board approved, an increase in the annual fees to be paid to non-employee directors.  Non-employee directors are now paid an annual retainer in the amount of $25,000, which will be payable quarterly to each non-employee director serving on the Board of Directors during the applicable quarter, or as otherwise determined by the Company’s Chief Executive Officer.  In addition, non-employee directors receive a fee of $1,000 for each meeting attended and $500 for each telephonic or brief Board meeting attended.  Regular members of the Audit and Governance, Compensation and Nominating Committees are paid $1,000 for each meeting, and the chair of the Audit and Governance, Compensation and Nominating Committees receives $1,500 for each meeting.  The foregoing non-employee director compensation was approved on February 10, 2010, and became effective retroactively beginning January 1, 2010. Fees and expenses paid to non-employee directors were, in the aggregate, $195,668 for the fiscal year ended June 30, 2010, and $107,715 for the fiscal year ended June 30, 2009.

Grants of Plan-Based Awards

There were no grants of plan-based awards during the fiscal year ended June 30, 2010 to members of the Board of Directors or executive officers.

Outstanding Equity Awards at June 30, 2010

The following table sets forth certain information regarding the total number and aggregate value of stock options held by members of the Board of Directors and executive officers at June 30, 2010.  No options were exercised during the year ended June 30, 2010.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Gary C. Granoff	13,350	-	-	6.12	12/28/2010	-	-	-	-
Ellen M. Walker	5,000	-	-	5.56	12/28/2010	-	-	-	-
Lee A. Forlenza	4,375	-	-	5.56	12/28/2010	-	-	-	-
Steven Etra	13,888		-	3.60	5/19/2013	-	-	-	-
Silvia Mullens	15,000	-	-	2.36	10/10/2013	-	-	-	-
Silvia Mullens	3,350	-	-	5.56	12/28/2010	-	-	-	-
Margaret Chance	10,000	-	-	2.36	10/10/2013	-	-	-	-
Margaret Chance	3,350	-	-	5.56	12/28/2010	-	-	-	-
Michael R. Feinsod	100,000	-	-	2.36	10/10/2013	-	-	-	-
Michael R. Feinsod	80,000	-	-	5.28	varies based on vesting thru 11/27/2014	-	-	-	-
Michael R. Feinsod	20,000	-	-	4.50	10/8/2012	-	-	-	-
Ivan Wolpert	9,433	-	-	5.30	12/22/2011	-	-	-	-
Murray A. Indick	10,141	-	-	4.93	5/9/2012	-	-	-	-
Peter Boockvar	25,538	-	-	1.78	5/6/2014	-	-	-	-

Potential Payments upon Termination or Change of Control

For information regarding potential payments to our named executive officers upon termination of their employment or upon the occurrence of a change of control, see “Employment Agreements” below and “Proposal 1—Interests of the Company’s Directors and Executive Officers in the Proposed Transactions” in the Proxy Statement.

Compensation Objectives

The objectives of Ameritrans’ executive compensation program are to establish compensation levels designed to enable Ameritrans to attract, retain and reward executive officers who contribute to the long-term success of Ameritrans so as to enhance shareholder value. The Board of Directors makes decisions each year regarding executive compensation, including annual base salaries and bonus awards, and the Employee Plan Committee, consisting of non-interested directors, previously made decisions each year regarding stock option grants. Option grants were key components of the executive compensation program and were intended to provide executives with an equity interest in Ameritrans so as to link a meaningful portion of the compensation of Ameritrans’ executives with the performance of Ameritrans’ Common Stock.  However, our equity compensation plans expired as of May 21, 2009 and our ability to grant equity-based inventive compensation is extremely limited by the 1940 Act, and so long as we continue to engage an investment advisor, the 1940 Act may prohibit the Company from providing equity-based compensation.

Compensation Philosophy

Ameritrans’ executive compensation philosophy is based on the belief that competitive compensation is essential to attract, motivate and retain highly qualified and industrious employees. Ameritrans’ policy is to provide total compensation that is competitive for comparable work and comparable corporate performance. The compensation program includes both motivational and retention-related compensation components. Bonuses may be included to encourage effective performance relative to current plans and objectives. Stock options were included to help retain productive people and to more closely align their interest with those of shareholders.

In executing its compensation policy, Ameritrans seeks to relate compensation with Ameritrans’ financial performance and business objectives, reward high levels of individual performance and tie a significant portion of total executive compensation to both the annual and long-term performance of Ameritrans. While compensation survey data are useful guides for comparative purposes, Ameritrans believes that a successful compensation program also requires the application of judgment and subjective determinations of individual performance, and to that extent the Board of Directors applies judgment in reconciling the program’s objectives with the realities of retaining valued employees.

Employment Agreements

The Company entered into employment agreements with six (6) of its employees, as described below:

Michael R. Feinsod.  The Company entered into an amended and restated employment agreement with Mr. Feinsod dated as of May 28, 2010 (the “Feinsod Agreement”), whereby Mr. Feinsod continues to serve as Chief Executive Officer, in addition to his duties of President of the Company and Senior Vice President of Elk. Pursuant to the agreement, Mr. Feinsod will continue to serve as President and Chief Executive Officer of the Company and Senior Vice President of Elk until June 30, 2012, and one year thereafter, unless the Company notifies Mr. Feinsod of its intention not to renew the employment agreement for such one-year term in accordance with its terms, or unless the Feinsod Agreement is terminated earlier in accordance with its terms.    For the period from May 28, 2010 through June 30, 2011 and for the period from July 1, 2011 through June 30, 2012, Mr. Feinsod will receive a base salary equal to $405,540 and 435,540, respectively, in each case payable on an annualized basis.  If applicable, for the period commencing July 1, 2012 through June 30, 2013, Mr. Feinsod’s base salary will be increased by the greater of five percent (5%) or the increase in the Consumer Price Index during such year.  Mr. Feinsod will also be entitled to receive an annual bonus as determined by the Governance Compensation and Nominating Committee of the Board of Directors and based on performance targets agreed upon by Mr. Feinsod and such committee.

Mr. Feinsod will continue to be entitled to receive an aggregate of $32,500 per annum for reimbursement of certain expenses set forth in the agreement as well as reimbursement for all legitimate business expenses reasonably incurred by him in the performance of his duties.  In addition, the Company will pay Mr. Feinsod’s family health insurance under the Company’s applicable plan   The Company also agreed to maintain an effective registration statement on an appropriate form covering the shares of the Company’s common stock underlying options previously granted to Mr. Feinsod.

In the event that the Company terminates Mr. Feinsod’s employment without “Cause” (as defined in the Feinsod Agreement), or Mr. Feinsod terminates his employment for “Good Reason” (as defined in the Feinsod Agreement), Mr. Feinsod will be entitled to a severance payment in an amount equal to Mr. Feinsod’s base salary, as increased with respect to the extension year, and bonus (or portion thereof), if any, paid for the most recent bonus year, multiplied by the number of years (or fractional portion thereof) remaining in the employment period.  The Company will also be obligated to continue Mr. Feinsod’s benefits through June 30, 2012.  A change of control of the Company, including the change of control that will occur if the Company consummates the Initial Closing pursuant to the Purchase Agreement with Renova, would constitute “Good Reason” under Mr. Feinsod’s employment agreement.  If Mr. Feinsod had terminated his employment with the Company by reason of a change of control  as of June 30, 2010, Mr. Feinsod would have been entitled to receive a severance payment in the amount of $862,184 and the value of his continued benefits would have been approximately $66,000.

The Feinsod Agreement also provides that Mr. Feinsod will not compete with the Company or Elk or hire solicit the employ of any employee of the Company or Elk during the term of the Feinsod Agreement and for the immediately succeeding 12 month period.

On November 27, 2006, the Board of Directors, upon the recommendation of the Employee Plan Committee, granted Mr. Feinsod options to purchase 80,000 shares of the Company excisable at $5.28 per Share. The options vested in four (4) equal annual installments, with the first installment vesting on the date of grant.  On October 8, 2007, the Board of Directors, upon the recommendation of the Employee Plan Committee, granted Mr. Feinsod options to purchase an additional 20,000 shares excisable at $4.50 per Share.  As described in the Feinsod Agreement, Mr. Feinsod was granted options to purchase up to 100,000 shares exercisable at $2.36 per share on October 10, 2008.

Effective July 1, 2008, Mr. Feinsod was appointed Chief Compliance Officer (“CCO”) for both Ameritrans and Elk.  Mr. Feinsod will serve as CCO at the pleasure of the Board and will be compensated at an additional monthly rate of $500 solely for his services as CCO of Ameritrans and a monthly rate of $500 solely for his services as CCO of Elk.

Gary Granoff.  The Company entered into an amended and restated employment agreement with Gary Granoff, dated as of October 10, 2008 (as amended, the “Granoff Employment Agreement”), which shall continue until June 30, 2013 (unless terminated earlier), whereby Mr. Granoff relinquished the office of chief executive officer and assumed the title of Managing Director.  Pursuant to the agreement, for the period November 1, 2008 through June 30, 2009 Mr. Granoff was paid the base sum of $260,850, which was payable in monthly installments of $32,606.  In December, 2008, Mr. Granoff received as additional compensation a single payment of $251,150, which was deemed to be fully earned upon execution of the amended and restated employment agreement.  Mr. Granoff’s amended and restated employment agreement was further amended on November 12, 2009.  Pursuant to such amendment, Mr. Granoff agreed to continue serving as Chief Financial Officer of the Company through June 30, 2010 (instead of the September 30, 2009 date as in effect prior to such amendment). However, Mr. Granoff agreed that if the Company elected to employ a qualified person to replace him as Chief Financial Officer at any time prior to June 30, 2010, Mr. Granoff would step down as Chief Financial Officer without any reduction in compensation.  Pursuant to the amendment, Mr. Granoff’s salary for the fiscal year ending June 30, 2010 was reduced by $40,000 and an additional $33,725 of Mr. Granoff’s base salary for such fiscal year will be paid on a deferred basis in $11,242 installments during the next succeeding three fiscal years.  Accordingly, Mr. Granoff was entitled to receive a base salary of $391,275 during the 2009/2010 fiscal year.  Pursuant to the amendment, Mr. Granoff also waived payment of the Company’s contribution to his SEP IRA account for the period commencing October 1, 2009 and ending September 30, 2010. The Company also assigned ownership of a life insurance policy insuring to Mr. Granoff in connection with the amendment.  During and after the contract term, Mr. Granoff will be subject to certain confidentiality, non-solicitation and non-competition provisions in favor of the Company.  Pursuant to the Granoff Employment Agreement,  Mr. Granoff is entitled to terminate his employment with the Company and Elk  for “good reason”.  A change of control, including the change of control that will occur if the Company consummates the Initial Closing pursuant to the Purchase Agreement with Renova, would constitute “good reason” under the Granoff Employment Agreement.  As a result, if the Initial Closing is consummated and Mr. Granoff elects to terminate his employment for good reason, he will be entitled to receive a lump-sum payment in an amount equal to his base salary (including certain SEP payments described in the Granoff Employment Agreement) through the date of termination and an amount equal to the sum of the base salary remaining through June 30, 2013 as if the Granoff Employment Agreement had not been terminated.  The Company will also be obligated  to continue to pay for the health insurance benefits provided to Mr. Granoff past the date of termination through June 30, 2013 as if Mr. Granoff’s employment had not been terminated.   If Mr. Granoff had terminated his employment with the Company by reason of a change of control  as of June 30, 2010, Mr. Granoff would have been entitled to receive a severance payment in the amount of $838,000 and the value of his continued benefits would have been approximately $96,000.

Silvia M. Mullens.  The Company entered into an amended and restated employment agreement dated as of September 28, 2006 (the “Mullens Employment Agreement”), with Silvia Mullens which, effective as of January 1, 2007, replaces the employment agreement between the Company and Ms. Mullens dated January 1, 2002.  The agreement automatically renews for an additional five (5) year term on July 1, 2012, unless either party gives notice of non-renewal prior to the expiration of that initial term.  The agreement provides that, commencing January 1, 2007, Ms. Mullens shall assume the role and have the title of Senior Vice President, and be paid an annual base salary of $122,678 which increases four percent (4%) each year the agreement is in effect.  The agreement also provides that Ms. Mullens will be paid a minimum guaranteed yearly bonus of $10,000.  Additionally, Ms. Mullens shall be eligible to receive an additional bonus in the sole discretion of the Board of Ameritrans.  The agreement provides for compensation to Ms. Mullens if she is terminated prior to the expiration of her employment term, the exact amount of which varies depending upon the nature of the termination.  Pursuant to the Mullens Employment Agreement, Ms. Mullens is entitled to terminate her employment with the Company and Elk for “good reason”.  A  change in control of the Company and Elk, including the change in control that would occur upon the consummation of the Initial Closing pursuant to the Purchase Agreement with Renova, would constitute “good reason” under the Mullens Employment Agreement.  As a result, if the Initial Closing is consummated and Ms. Mullens elects to terminate her employment for good reason, she will be entitled to receive her base salary through the date of termination and an amount equal to two and one-half times her base salary.  If Ms. Mullens had terminated her employment with the Company by reason of a change of control  as of June 30, 2010, Ms. Mullins would have been entitled to receive a severance payment in the amount of $370,000.  The agreement also provides for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one (1) year thereafter. On October 10, 2008, the Board of Directors, upon the recommendation of the Employee Plan Committee, granted to Ms. Mullens options to purchase up to 15,000 Shares exercisable at $2.36 per Share.

Ellen Walker.  The Company entered into an amended and restated employment agreement dated February 21, 2006 (the “Walker Employment Agreement”), with Ellen Walker which replaced the employment agreement between the Company and Ms. Walker dated October 1, 2001.  Prior to its termination as described below, the Walker Employment Agreement provided for automatic renewal for an additional five (5) year term on July 1, 2011, unless either party gave notice of non-renewal prior to the expiration of that initial term.  The Company previously notified Ms. Walker that it did not intend to renew or extend her employment with the Company following June 30, 2011 and, on March 31, 2011, Ms. Walker and the Company entered into a Separation Agreement and General Release (the “Walker Separation Agreement”), pursuant to which Walker’s employment with the Company was terminated and Walker resigned as an officer and director of the Company’s subsidiaries. Pursuant to the Walker Separation Agreement, Ms. Walker released the Company and Elk, and their predecessors, successors, assigns, affiliates, related entities, officers, directors and employees from all claims arising out of her employment with the Company or Elk or the cessation thereof (other than claims arising pursuant to the Walker Separation Agreement).  In consideration for such release, the Company paid Ms. Walker severance in the gross amount of $57,512 (less applicable withholding and deductions). The Company also released Ms. Walker and GWF from all claims arising out of Ms. Walker’s employment with the Company, including the cessation thereof (other than claims arising pursuant to the Walker Separation Agreement).

Prior to its termination, the Walker Employment Agreement provided that Ms. Walker was to be paid an annual base salary of $140,525, and increased five percent (5%) each year the agreement was in effect. The Walker Employment Agreement also provided that Ms. Walker would be paid a yearly bonus, at the discretion of Ameritrans, based on her and the Company’s performance.  The Walker Employment Agreement further provided for compensation to Ms. Walker if she was terminated prior to the expiration of her employment term, the exact amount of which varied depending upon the nature of the termination.  If, for instance, Ms. Walker had terminated her employment for “good reason” (as defined in the Walker Employment Agreement) she would have been entitled to a lump-sum payment equal to her salary, as in effect at the time of termination, multiplied by the number of years remaining under the agreement or two-and-one half years, whichever was greater. The Walker Employment Agreement also provided for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one (1) year thereafter.  The Walker Employment Agreement was amended on November 12, 2009.  Pursuant to such amendment, Ms. Walker waived payment of the Company’s contribution to her SEP IRA account for the period commencing October 1, 2009 and ending September 30, 2010.  The Company also agreed to continue to pay premiums on Ms. Walker’s disability insurance.  The amendment also clarified that Ms. Walker’s employment duties included the liquidation and disposition of certain “legacy” portfolio loans of the Company, as directed by the Board of Directors.

Margaret Chance. The Company entered into an amended and restated employment agreement dated as of September 28, 2006, with Margaret Chance, the Company’s Vice President and Secretary, which, effective as of January 1, 2007, replaced the employment agreement between the Company and Ms. Chance dated January 1, 2002.  The agreement provided for automatic renewal for an additional five (5) year term on July 1, 2012, unless either party gives notice of non-renewal prior to the expiration of that initial term.  The agreement provided that, commencing January 1, 2007, Ms. Chance be paid an annual base salary of $97,740 which increased four percent (4%) each year while the agreement was in effect.  The agreement also provided that Ms. Chance would be paid a minimum guaranteed yearly bonus of $10,000.  Additionally, Ms. Chance was eligible to receive an additional bonus in the sole discretion of the Board of Ameritrans.  The agreement provided for compensation to Ms. Chance if she was terminated prior to the expiration of her employment term, the exact amount of which varies depending upon the nature of the termination.  The agreement also provided for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one (1) year thereafter.  On October 10, 2008, the Board of Directors, upon the recommendation of the Employee Plan Committee, granted to Ms. Chance options to purchase up to 10,000 Shares exercisable at $2.36 per Share.  Effective April 8, 2011, the Company and Elk terminated the employment of Margaret Chance as the Vice President of the Company and Elk.  The Company is currently negotiating the terms of any severance that may be payable to Ms. Chance as a result of the termination of her employment.

Lee Forlenza.  The Company entered into an amended and restated employment agreement with Lee Forlenza for a five (5) year term commencing as of July 1, 2006 (the “Forlenza Employment Agreement”), which replaced the employment agreements between the Company and Mr. Forlenza dated July 1, 2003 and October 1, 2001.  Prior to its termination as described below, the Forlenza Employment Agreement provided for automatic renewal for a five (5) year term, unless either party gave notice of non-renewal prior to the expiration of the initial term.  The Company previously notified Mr. Forlenza that it did not intend to renew or extend his employment with the Company following June 30, 2011, and, on March 31, 2011, the Company and Elk entered into a Separation Agreement and General Release (the “Forlenza Separation Agreement”) with Mr. Forlenza, pursuant to which Mr. Forlenza’s employment with the Company and Elk was terminated and Mr. Forlenza resigned as an officer and director of the Company’s subsidiaries. Pursuant to the Forlenza Separation Agreement, Mr. Forlenza agreed to release the Company and Elk, and their predecessors, successors, assigns, affiliates, related entities, officers, directors and employees from all claims arising out of his employment with the Company or Elk or the cessation thereof (other than claims arising pursuant to the Forlenza Separation Agreement). In consideration for such release, the Company paid Mr. Forlenza severance in the gross amount of $36,631 (less applicable withholding and deductions). The Company also released Mr. Forlenza and GWF from all claims arising out of Mr. Forlenza’s employment with the Company, including the cessation thereof (other than claims arising pursuant to the Forlenza Separation Agreement).

Prior to its termination, the Forlenza Employment Agreement provided that Mr. Forlenza was to be paid an annual salary of $87,800 for the twelve months ended July 1, 2007, and increased four percent (4%) each year the agreement was in effect.  The Forlenza Employment Agreement also provided that Mr. Forlenza would be paid a yearly bonus based on his and the Company’s performance, the amount of which was to be determined by the Board of Directors but which could not be less than $10,000 for the first five (5) years of the employment agreement.  If the Forlenza Employment Agreement had been renewed, any bonus after the initial term would have been paid solely in the discretion of the Board.  The Forlenza Employment Agreement provided for compensation to Mr. Forlenza if he was terminated prior to the expiration of his employment term, the exact amount of which varied depending upon the nature of the termination.  If Mr. Forlenza had terminated the Forlenza Employment Agreement for good reason (as defined in the agreement), he would have been entitled to a lump-sum payment equal to the sum of his salary, as in effect at the time of termination, and an amount equal to his salary multiplied by the number of years remaining under the agreement or two-and-one half years, whichever was greater.  The agreement also provided for confidentiality and for non-competition, and for non-solicitation during the term of the agreement and for one (1) year thereafter.  The Forlenza Employment Agreement  was amended on November 12, 2009.  Pursuant to such amendment, Mr. Forlenza waived payment of the Company’s contribution to her SEP IRA account for the period commencing October 1, 2009 and ending September 30, 2010.  The amendment also clarified that Mr. Forlenza’s employment duties included the liquidation and disposition of certain “legacy” portfolio loans of the Company, as directed by the Board of Directors.

Stock Option Plans

The descriptions of the employee and director stock option plan set forth below are qualified in their entirety by reference to the text of the plans.  As of May 21, 2009, the Company no longer had employee or director stock option plans in effect.

Employee Plan

An employee stock option plan (the “Employee Plan”) was adopted by the Ameritrans Board, including a majority of the non-interested directors, and approved by a vote of the stockholders, in order to link the personal interests of key employees to the Company’s long-term financial success and the growth of stockholder value.  The Plan had a ten (10) year life which expired in May, 2009.  Subsequent amendments to the Employee Plan were approved by the stockholders in January 2002 and June 2007.  The amendments increased the number of shares reserved under the plan to 300,000 shares.

The Employee Plan authorized the grant of incentive stock options within the meaning of the Section 422 of the Internal Revenue Code for the purchase of an aggregate of 300,000 shares (subject to adjustment for stock splits and similar capital changes) of Stock to the Company’s employees.   Effective as of May 21, 2009, in accordance with the terms of the 1999 Employee Plan, the Board can no longer issue incentive stock options pursuant to such plan.  The Board adopted the Employee Plan to be in a better position to attract, motivate, and retain as employees people upon whose judgment and special skills the Company’s success in large measure depends.  As of June 30, 2010, options to purchase an aggregate of 262,425 shares of Common Stock were outstanding and fully vested.

The Employee Plan is administered by the Employee Plan Committee of the Board, which is comprised solely of non-employee directors (who are “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code and “disinterested persons” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). The committee can make such rules and regulations and establish such procedures for the administration of the Employee Plan as it deems appropriate.  Effective May 21, 2009, the Employee Plan expired.

Non-Employee Director Stock Option Plan

A stock option plan for non-employee directors (the “Director Plan”) was adopted by the Ameritrans Board and approved by a vote of the stockholders, in order to link the personal interests of non-employee directors to the Company’s long-term financial success and the growth of stockholder value.  The Director Plan is substantially identical to, and the successor to, a non-employee director stock option plan adopted by the Board of Elk and approved by its stockholders in September 1998 (the “Elk Director Plan”).  Ameritrans and Elk submitted an application for, and received on August 31, 1999, an exemptive order relating to these plans from the SEC.  The Director Plan was amended by the Board on November 14, 2001, and approved by the stockholders at the Annual Meeting on January 18, 2002.  The amendment is still subject to the approval of the Securities and Exchange Commission.  The amendment (i) increases the number of shares reserved under the plan from 75,000 to 125,000 and (ii) authorizes the automatic grant of an option to purchase up to 1,000 shares at the market value at the date of grant to each eligible director who is re-elected to the Board.

The total number of shares for which options may be granted from time to time under the Director Plan is 75,000 shares, which will be increased to 125,000 shares upon SEC approval of the Amended Director Plan.  As of June 30, 2010, options to purchase an aggregate of 59,000 shares were issued and outstanding; all of which were fully vested under the Director Plan. The Director Plan is administered by a committee of directors who are not eligible to participate in the Director Plan.  Effective May 21, 2009, the Director Plan expired.

Options Granted, Expired and Canceled

There were no options granted or canceled during either of the fiscal years ended June 30, 2010 and 2009.

On October 29, 2009, 29,425 options in connection with the 1999 Employee Plan expired.  On January 12, 2010, 16,000 options in connection with the Director Plan expired.

Simplified Employee Pension Plan

The Company maintains a simplified employee pension plan covering all eligible employees of the Company.  During the fiscal years ended June 30, 2010 and 2009, contributions amounted to $40,258 and $171,020, respectively.

Compensation of Chief Executive Officer

The Board of Directors has set Michael Feinsod’s total annual compensation at a level it believes to be competitive with the chief executive officers of similarly capitalized specialty finance companies. Michael Feinsod, in his capacity as Chief Executive Officer, is eligible to participate in the same executive compensation program available to Ameritrans’ other senior executives.

Stock Performance Graph

Although Ameritrans’ Common Stock is listed on the NASDAQ Capital Market, trading in Ameritrans’ Common Stock has historically been limited, making it difficult to meaningfully compare the performance of Ameritrans’ Common Stock to that of other similar companies or a broad market index. Therefore, Ameritrans has not included a stock performance graph.

BY ORDER OF THE BOARD OF DIRECTORS

Michael Feinsod

Chairman of the Board of Directors

Jericho, New York

May 31, 2011